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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
StatSure Diagnostic Systems, Inc.

(Name of Issuer)
Common Stock, $0.001

(Title of Class of Securities)
795427202

(CUSIP Number)
October 20, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1.
Item 2.
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
Signature

CUSIP No.	795427202	13G	Page	2	of	5 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Inverness Medical Innovations, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a) ☐
	(b) ☑

3	SEC Use Only

4	Citizenship or Place of Organization

	Delaware

	5	Sole Voting Power

Number of		2,499,999

Shares	6	Shared Voting Power
Beneficially
Owned by		0

Each	7	Sole Dispositive Power
Reporting
Person		2,499,999

With	8	Shared Dispositive Power

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,499,999

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

	☐

11	Percent of Class Represented by Amount in Row (9)

	6.1%

12	Type of Reporting Person (See Instructions)

	CO

CUSIP No.	795427202	Page	3	of	5 Pages
Item 1.
(a) Name of Issuer: StatSure Diagnostic Systems, Inc. (the “Issuer”).
(b) Address of the Issuer’s Principal Executive Offices: 1881 Worcester Road, #200, Framingham, MA 01701.
Item 2.
(a) Name of Person Filing: Inverness Medical Innovations, Inc.
(b) Address of Principal Business Office: 51 Sawyer Road, Suite 200, Waltham, MA 02453.
(c) Citizenship: Delaware
(d) Title and Class of Securities: Common stock, $0.001 (“Common Stock”)
(e) CUSIP Number: 795427202
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4. Ownership
In the aggregate, as of October 20, 2007, the Reporting Person beneficially owns 2,499,999 shares of Common Stock of the Issuer, representing approximately 6.1% of the class. The beneficial ownership of the Reporting Person includes:
(i)	1,428,571 shares of the issued and outstanding Common Stock; and

(ii)	a warrant to acquire 1,071,428 shares of Common Stock.
The Reporting Person has (or will have) the sole power to vote and dispose of all such beneficially owned shares.
Item 5. Ownership of Five Percent or Less of a Class
Not applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

CUSIP No.	795427202	Page	4	of	5 Pages
Item 8. Identification and Classification of Members of the Group
Not applicable
Item 9. Notice of Dissolution of Group
Not applicable
Item 10. Certification
By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.

CUSIP No.	795427202	Page	5	of	5 Pages
Signature
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: December 21, 2007

INVERNESS MEDICAL INNOVATIONS, INC.

By:	/s/ Jay McNamara

Jay McNamara Senior Counsel—Corporate & Finance